**PEPCO HOLDINGS, INC. AND SUBSIDIARIES**
**PRO FORMA CONSOLIDATED BALANCE SHEETS**
**(Dollars in Millions)**
**(Unaudited)**

|  | June 30, 2003 | Pro Forma Adjustments | Pro Forma |
|---|---|---|---|
| **ASSETS** |  |  |  |
|  |  |  |  |
| **Current Assets** |  |  |  |
| Cash and cash equivalents | $ 99.3 | $ - | $ 99.3 |
| Restricted cash | 6.1 | - | 6.1 |
|  |  |  |  |
| Marketable securities | 173.5 | - - | 173.5 |
| Restricted funds held by trustee | 28.1 | - | 28.1 |
| Accounts receivable, less allowance for uncollectible accounts | 1,071.7 | - | 1,071.7 |
| Fuel, materials and supplies - at average cost | 245.1 | - | 245.1 |
| Prepaid expenses and other | 97.9 | - | 97.9 |
| Total Current Assets | 1,721.7 | - | 1,721.7 |
|  |  |  |  |
| **Investments and Other Assets** |  |  |  |
| Goodwill | 1,432.5 | - | 1,432.5 |
| Regulatory assets, net | 1,183.7 | - | 1,183.7 |
| Investment in finance leases | 1,114.9 | - | 1,114.9 |
| Prepaid pension costs | 118.9 | - | 118.9 |
| Other | 592.3 | - | 592.3 |
| Total Investments and Other Assets | 4,442.3 | - | 4,442.3 |
|  |  |  |  |
| **Property, Plant and Equipment** |  |  |  |
| Property, plant and equipment | 10,764.5 | - | 10,764.5 |
| Accumulated depreciation | (3,959.3) | - | (3,959.3) |
| Net Property, Plant, and Equipment | 6,805.2 | - | 6,805.2 |
|  |  |  |  |
| **Total Assets** | $ 12,969.2 | $ - | $ 12,969.2 |

**PEPCO HOLDINGS, INC. AND SUBSIDIARIES**
**PRO FORMA CONSOLIDATED BALANCE SHEETS**
**(Dollars in Millions)**
**(Unaudited)**

| | June 30, 2003 | Pro Forma Adjustments | | Pro Forma |
|---|---|---|---|---|
| **CAPITALIZATION AND LIABILITIES** | | | | |
| | | | | |
| **Current Liabilities** | | | | |
| Short-term debt | $ 1,129.6 | $ (136.8) | (1) | $ 992.8 |
| Accounts payable and accrued payroll | 541.8 | - | | 541.8 |
| Capital lease obligations due within one year | 15.8 | - | | 15.8 |
| Interest and taxes accrued | 142.9 | - | | 142.9 |
| Other | 543.7 | - | | 543.7 |
| Total Current Liabilities | 2,373.8 | (136.8) | | 2,237.0 |
| | | | | |
| **Deferred Credits** | | | | |
| Income taxes | 1,605.1 | - | | 1,605.1 |
| Investment tax credits | 66.3 | - | | 66.3 |
| Other | 472.8 | - | | 472.8 |
| Total Deferred Credits | 2,144.2 | - | | 2,144.2 |
| | | | | |
| **Long-Term Debt and Capital Lease Obligations** | | | | |
| Long-term debt | 5,060.7 | 136.8 | (2) | 5,197.5 |
| Capital lease obligations | 117.6 | - | | 117.6 |
| Total Long-Term Debt and Capital Lease Obligations | 5,178.3 | 136.8 | | 5,315.1 |
| | | | | |
| **Company Obligated Mandatorily Redeemable Preferred Securities Of Subsidiary Trust Which Holds Solely Parent Junior Subordinated Debentures** | 220.0 | - | | 220.0 |
| | | | | |
| **Preferred Stock** | | | | |
| Serial preferred stock | 35.3 | - | | 35.3 |
| Redeemable serial preferred stock | 75.4 | - | | 75.4 |
| | 110.7 | - | | 110.7 |
| **Commitments and Contingencies** | | | | |
| | | | | |
| **Shareholders' Equity** | | | | |
| Common stock: $0.01 per share par value; 1,000 shares authorized, shares outstanding - - 100; | 1.7 | - | | 1.7 |
| Premium on stock and other capital contributions | 2,229.6 | - | | 2,229.6 |
| Capital stock expense | (3.3) | - | | (3.3) |
| Accumulated other comprehensive loss | (56.9) | - | | (56.9) |
| Retained income | 771.1 | - | | 771.1 |
| Total Shareholders' Equity | 2,942.2 | - | | 2,942.2 |
| | | | | |
| **Total Capitalization and Liabilities** | $ 12,969.2 | $ - | | $ 12,969.2 |